UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D
                             (Amendment No. 1)*

                  Under the Securities Exchange Act of 1934

                        First Security Bancorp, Inc.
           -------------------------------------------------------
                              (Name of Issuer)

                         Common Stock, no par value
           -------------------------------------------------------
                       (Title of Class of Securities)

                                 336213-10-3
           -------------------------------------------------------
                               (CUSIP Number)

                              Douglas M. Kratz
                         852 Middle Road, Space #101
                           Bettendorf, Iowa 52722
                               (563) 823-3300
           -------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              December 13, 2005
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
   Section 240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









   CUSIP No. 336213-10-3         13D

   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Douglas M. Kratz


   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [x]
                                                            (b) [ ]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS
        PF

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

     NUMBER OF      7  SOLE VOTING POWER
      SHARES           10,000
   BENEFICIALLY     8  SHARED VOTING POWER
     OWNED BY          0
       EACH         9  SOLE DISPOSITIVE POWER
    REPORTING          10,000
      PERSON       10  SHARED DISPOSITIVE POWER
       WITH            0

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
        10,000

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                 [ ]

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.6%

   14   TYPE OF REPORTING PERSON
        IN

   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Perry B. Hansen


   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [x]
                                                           (b)  [ ]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS
        PF

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

    NUMBER OF     7    SOLE VOTING POWER
      SHARES           19,000
   BENEFICIALLY   8    SHARED VOTING POWER
     OWNED BY          0
       EACH       9    SOLE DISPOSITIVE POWER
    REPORTING          19,000
     PERSON      10    SHARED DISPOSITIVE POWER
      WITH             0

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
        19,000

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                 [ ]

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.2%

   14   TYPE OF REPORTING PERSON
        IN

   ITEM 1.   SECURITY AND ISSUER.

   This Statement constitutes Amendment No. 1 to the Schedule 13D filed on July 25, 2005 (as amended, the "Schedule 13D") and relates to the common stock, no par value ("Common Stock"), of First Security Bancorp, Inc., a Kentucky corporation (the "Issuer"). The principal executive offices of the Issuer are located at 318 East Main Street, Lexington, Kentucky 40507.

   ITEM 4.   PURPOSE OF TRANSACTION.

   The Reporting Persons have decided to sell some or all of their Common Stock and as of December 15, 2005, have sold 82,300 shares of the Common Stock held by the Reporting Persons. The Reporting Persons, jointly or individually, may dispose of any or all of their remaining securities of the Issuer in any manner permitted by applicable securities laws.

   ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

   (a) As of the close of business on December 15, 2005, Kratz was beneficial owner of 10,000 shares of Common Stock. As of the close of business on December 15, 2005, Hansen was beneficial owner of 19,000 shares of Common Stock.

   (b) As of the close of business on December 15, 2005, Kratz has the sole or shared power to direct the vote of, or to dispose of or direct the disposition of 10,000 shares of Common Stock and Hansen has the sole or shared power to direct the vote of, or to dispose of or direct the disposition of 19,000 shares of Common Stock.

   (c) Information with respect to transactions in the Common Stock effected by the Reporting Persons during the last sixty (60) days is set forth below:

                                      Price Per     Where      Reporting
           Date:        Shares Sold:    Share:   Transacted:    Person
           -----        ------------   -------   -----------   ---------

    December 12, 2005       8,700       23.15    Open Market     Kratz
    December 13, 2005      47,000       23.18    Open Market     Kratz
    December 14, 2005      17,600       23.15    Open Market     Kratz
    December 15, 2005       5,000       23.14    Open Market     Kratz
    December 15, 2005       4,000       23.14    Open Market    Hansen


   Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock.

   (d)   N/A

   (e) As of December 13, 2005, each of the Reporting Persons ceased being the beneficial owner of more than five percent of the Common Stock.

   ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

   None.

                                  SIGNATURE

        After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                      /s/ Douglas M. Kratz
                                      --------------------------
                                      Douglas M. Kratz
                                      Dated:  December 15, 2005


                                      /s/ Perry B. Hansen
                                      --------------------------
                                      Perry B. Hansen
                                      Dated:  December 15, 2005



          ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)






























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